File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT

COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND

57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

APOGEM CAPITAL LLC

APCAP STRATEGIC PARTNERSHIP I LLC

APOGEM CARDINAL CO-INVESTMENT FUND, LP

APOGEM CO-INVESTMENT VII, LP

APOGEM PRIVATE EQUITY FUND XI, LP

APOGEM SECONDARY FUND VII COINVESTMENTS, LP

BFO APOGEM PRIVATE MARKETS (DELAWARE) LP

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

NEW YORK LIFE INSURANCE COMPANY

299 Park Avenue, 37th Floor

New York, New York 10171

BOW RIVER CAPITAL EVERGREEN FUND

BOW RIVER ADVISERS, LLC

205 Detroit Street, Suite 800

Denver, Colorado 80206

All Communications, Notices and Orders to:

S. André Warner, Esq. Apogem Capital LLC 299 Park Avenue, 37th Floor New York, NY 10171 (212) 601-3600	Jeremy Held Bow River Advisers, LLC 205 Detroit Street, Suite 800 Denver, CO 80206 (303) 861-8466

Copies to:

Anne Choe, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, DC 20001 (202) 636-5997	Jonathan Gaines, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-3974	Joshua B. Deringer, Esq. Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103 (215) 988-2959

August 28, 2025

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•	Bow River Capital Evergreen Fund, a closed-end management investment company registered under the 1940 Act (the “Fund”);

•

The investment vehicles identified in Schedule A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”);

•

Bow River Advisers, LLC (“Bow River”), a majority-owned subsidiary of Bow River Asset Management, LLC (“BRAM”) and of which New York Life Investment Management Holdings LLC, a wholly owned subsidiary of New York Life Insurance Company (“NY Life”), owns a minority but controlling (as defined by the 1940 Act) interest, the investment adviser to the Fund and an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), on behalf of itself and its successors;[2]

•

Apogem Capital LLC (“Apogem” and, together with Bow River, the “Existing Advisers”), an indirect, wholly owned subsidiary of NY Life, an investment sub-adviser to the Fund and the investment adviser to the Existing Affiliated Funds and an investment adviser registered under the Advisers Act, on behalf of itself and its successors; and

•

NY Life, Apogem’s parent company, and New York Life Insurance and Annuity Corporation (“NYLIAC”), an insurance company affiliated with NY Life, of which Apogem manages a portion of NY Life and NYLIAC’s assets (together with the Existing Advisers, the Fund and the Existing Affiliated Funds, the “Applicants”).[3]

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 The term successor, as applied to each Adviser (as defined below), means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

3 NY Life and NYLIAC are excluded from investment company status by Section 3(c)(3) of the 1940 Act. Unlike the other Existing Affiliated Funds, NY Life and NYLIAC rely on an exclusion from investment company status other than Sections 3(c)(1) or 3(c)(7). Applicants do not believe that allowing NY Life and NYLIAC to participate in Co-Investment Transactions (as defined below) as Existing Affiliated Funds raises any additional legal or policy concerns not otherwise raised by allowing a Regulated Fund (as defined below) to co-invest with one or more Existing Affiliated Funds because NY Life and NYLIAC are clients of an Adviser the same way that an Affiliated Fund (as defined below) relying on Section 3(c)(1) or 3(c)(7) is a client of an Adviser. Accordingly, Applicants request that NY Life and NYLIAC be permitted to participate in Co-Investment Transactions as Existing Affiliated Funds. NY Life or NYLIAC may also utilize wholly-owned subsidiaries that are themselves excluded from investment company status to hold investments, and NY Life similarly requests that these wholly-owned subsidiaries be permitted to participate in Co-Investment Transactions on their respective behalves. Although portions of NY Life or NYLIAC’s assets are managed by an investment adviser that is not an Adviser, only the portion of NY Life or NYLIAC’s assets for which an Adviser has investment discretion will participate in Co-Investment Transactions. Nothing in this footnote is intended to preclude NY Life or NYLIAC from being an Affiliated Fund in the future if it instead relies solely on Section 3(c)(1) or 3(c)(7) and otherwise satisfies the criteria for an “Affiliated Fund” set out in the definition thereof. All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Fund

The Fund was organized as a Delaware statutory trust on April 21, 2020, and is a closed-end management investment company registered under the 1940 Act. The Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Code. The Fund’s principal place of business is 205 Detroit Street, Suite 800 Denver, Colorado 80206.

4 “Regulated Fund” means the Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

5 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

6 “Co-Investment Transaction” means the acquisition or Disposition (as defined below) of securities of an issuer in a transaction effected in reliance on the Order.

7 “Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

8 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

The Fund’s investment objective is to generate long-term capital appreciation by investing in a broad portfolio of private equity investments that provide attractive risk-adjusted return potential. The Fund is managed under the direction of a board of trustees, of which a majority of the members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) (the “Bow River Board” and, together with the board of directors of trustees of any Future Regulated Fund, the “Board”).9

B.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is Apogem and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.10 A list of the Existing Affiliated Funds is included on Schedule A hereto.

C.	Bow River

Bow River is a limited liability company organized under the laws of the State of Delaware and registered with the Commission as an investment adviser under the Advisers Act. Bow River serves as the investment adviser to the Fund and manages the Fund’s portfolio in accordance with the Fund’s Objectives and Strategies.11 Bow River is responsible for reviewing and approving investment opportunities for the Fund and retains ultimate responsibility for all investment decisions made on behalf of the Fund. Bow River has engaged Apogem as an investment consultant to assist Bow River in the sourcing of investment opportunities for the Fund.

D.	Apogem

Apogem is a limited liability company organized under the laws of the State of Delaware and is an investment adviser registered with the Commission under the Advisers Act. Under the Apogem Investment Consultant Agreement, subject to the supervision of the Bow River Board and the general supervision of Bow River, Apogem is solely responsible for originating investment opportunities sourced through Apogem’s network and conducting due diligence and analysis for the Fund on potential investments, while Bow River separately retains ultimate responsibility for reviewing and approving each investment to ensure alignment with the Fund’s Objectives and Strategies. Apogem (or an Apogem Adviser12) has sole responsibility for causing any Affiliated Fund13 to enter into a Co-Investment Transaction and will be responsible for ensuring that the Apogem Advisers, any Future Regulated Funds, and any

9 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

10 In the future, each Affiliated Fund may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this Application.

11 “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders.

[12]

“Apogem Adviser” means (a) Apogem and (b) any investment adviser that controls, is controlled by or is under common control with Apogem, is registered as an investment adviser under the Advisers Act, or is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with Apogem, and is not a Regulated Fund or a subsidiary of a Regulated Fund. For the avoidance of doubt, the term “Apogem Adviser” shall not include Bow River.

13 “Affiliated Fund” means the Existing Affiliated Funds, any Future Affiliated Fund (as defined below) and any Apogem Proprietary Account (as defined below).

Affiliated Funds comply with the conditions of this Application. An Apogem Adviser may serve as the investment adviser or sub-adviser to Future Affiliated Funds14 or Future Regulated Funds.

As previously described, Bow River serves as the Fund’s investment adviser and Apogem serves as an investment consultant to the Fund. In these respective roles, Apogem will bear sole responsibility for originating investment opportunities sourced through Apogem’s network for the Fund, and Bow River will separately evaluate and approve each investment originated by Apogem to ensure alignment with the Fund’s Objectives and Strategies, in each case consistent with their fiduciary duties. Bow River may be a source of co-investment opportunities for the Fund.

In the case of a Regulated Fund, Apogem (or an Apogem Adviser) will identify and recommend Co-Investment Transactions for the Regulated Fund, and, in the case of the Fund, the Apogem Investment Consultant Agreement provides that Apogem will, from time to time, present Co-Investment Transactions to Bow River, which will have the authority to approve or reject it for the Fund. Through this authority to approve or reject any investment proposed by Apogem, Bow River will have ultimate authority with respect to the Fund’s investments, subject to the oversight of the Bow River Board.

It is anticipated that an Apogem Adviser will periodically determine that certain investments recommended for a Regulated Fund by the Apogem Adviser would also be appropriate investments for one or more other Regulated Funds and/or one or more Affiliated Funds. Such a determination may result in a Regulated Fund, one or more other Regulated Funds and/or one or more Affiliated Funds co-investing in certain investment opportunities.

The Apogem Proprietary Accounts15 from time to time will hold various financial assets in a principal capacity. An Apogem Adviser and its affiliates may operate through wholly- or majority-owned subsidiaries. Currently, there is an Apogem Proprietary Account that exists and currently intends to participate in the co-investment program. Each Apogem Proprietary Account will be subject to oversight by an Apogem Adviser. As a result, an Apogem Adviser will ensure compliance by each Apogem Proprietary Account with the conditions of the Application in the same manner in which the Apogem Adviser will ensure compliance by each Affiliated Fund.

E.	NY Life

Apogem serves as investment adviser to portions of the accounts of NY Life, a mutual life insurance company organized under the laws of the State of New York, and the accounts of other insurance companies affiliated with NY Life (collectively, “NY Life Accounts”). NY Life Accounts are advised by Apogem and other affiliated and unaffiliated investment advisers. Although NY Life indirectly wholly owns Apogem, Apogem has a separate Board of Directors, officers and management team from NY Life and operates as a separate, distinct legal entity. Compensation paid to Apogem is made on the same basis with respect to managing the NY Life Accounts and any third-party accounts. Further, Apogem’s allocation procedures do not distinguish between NY Life Accounts and third-party accounts. Consequently, despite the affiliation between NY Life and Apogem, Apogem manages the NY Life Accounts at arm’s length in the same way it manages third-party accounts in the relevant asset classes. Although portions of NY Life’s assets are managed by one or more investment adviser(s) that are not an Adviser, only the portion of NY Life’s assets for which an Apogem Adviser has investment discretion will participate in Co-Investment Transactions.

14 “Future Affiliated Fund” means any entity (a) whose investment adviser (and any sub-adviser, if any) is an Apogem Adviser, (b) that (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act, or (y) relies on Rule 3a-7 under the 1940 Act, or (z) does not meet the definition of investment company under the 1940 Act and qualifies as a real estate investment trust (“REIT”) within the meaning of Section 856 of Sub-Chapter M of the Internal Revenue Code of 1986, as amended (“Code”), because substantially all of its assets would consist of real properties, and (c) that intends to participate in the co-investment program.

15 “Apogem Proprietary Account” means any account of an Apogem Adviser or its affiliates or any company that is a direct or indirect, wholly- or majority-owned subsidiary of an Apogem Adviser or its affiliates, which, from time to time, may hold various financial assets in a principal capacity.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”16 in which the fund is a participant without first obtaining the Order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

The Advisers are Bow River and Apogem. Bow River is the investment adviser to the Fund, and Apogem is an investment sub-adviser to the Fund. The Future Regulated Funds will be advised (or sub-advised, if applicable) by an Apogem Adviser. An Adviser may be deemed to control the Fund, and any other Apogem Adviser will be controlling, controlled by, or under common control with Apogem. In addition, Apogem is investment adviser to each of the Existing Affiliated Funds. The Future Affiliated Funds will be advised (or sub-advised, if applicable) by an Apogem Adviser. The Apogem Proprietary Accounts will be advised (or sub-advised, if applicable) by an Apogem Adviser. In addition, although portions of NY Life Accounts are managed by one or more investment adviser(s) that are not an Apogem Adviser, only the portion of NY Life Accounts’ assets for which an Apogem Adviser has investment discretion will participate in Co-Investment Transactions. Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b).

16 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.  Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.17

2.  Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,18 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,19 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.  Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the

17 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

18 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a business development company’s (“BDC”) directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

19 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.20

4.  No Remuneration. Any transaction fee21 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.  Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.22

6.	Dispositions:

(a)  Prior to any Disposition23 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)  Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.24

7.	Board Oversight

20 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

21 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

22 The Affiliated Entities may adopt shared Co-Investment Policies.

23 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

24 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(a)  Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)  Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)  At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)  Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)  The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.  Recordkeeping. All information presented to the Board pursuant to the Order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).25

9.  In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

25 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).26 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

S. André Warner, Esq. Apogem Capital LLC 299 Park Avenue, 37th Floor New York, NY 10171 (212) 601-3600	Jeremy Held Bow River Advisers, LLC 205 Detroit Street, Suite 800 Denver, CO 80206 (303) 861-8466

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

26 See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

Anne Choe, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, DC 20001 (202) 636-5997	Jonathan Gaines, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-3974	Joshua B. Deringer, Esq. Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103 (215) 988-2959

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Bow River Board pursuant to resolutions duly adopted by the Bow River Board (attached hereto as Appendix A).

Pursuant to Rule 0-2(c), Applicants hereby state that the Fund and Existing Affiliated Funds have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for the Order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 28th day of August, 2025.

APOGEM CAPITAL LLC

By:	/s/ John Grady
Name: John Grady
Title: Chief Financial Officer and
Chief Operating Officer

APCAP STRATEGIC PARTNERSHIP I LLC

By: Apogem Capital LLC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

APOGEM CARDINAL CO-INVESTMENT FUND, LP

By: Apogem Capital LLC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

APOGEM CO-INVESTMENT VII, LP

By: Apogem Capital LLC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

APOGEM PRIVATE EQUITY FUND XI, LP

By: Apogem Capital LLC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

APOGEM SECONDARY FUND VII COINVESTMENTS, LP

By: Apogem Capital LLC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

BFO APOGEM PRIVATE MARKETS (DELAWARE) LP

By: Apogem Capital LLC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

By: Apogem Capital LC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

NEW YORK LIFE INSURANCE COMPANY

By: Apogem Capital LC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

BOW RIVER CAPITAL EVERGREEN FUND

By:	/s/ Jeremy Held
Name: Jeremy Held
Title: President

BOW RIVER ADVISERS, LLC

By:	/s/ Jane C. Ingalls
Name: Jane C. Ingalls
Title: President

VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of August 28, 2025 for and on behalf of each entity listed below; that he is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

APOGEM CAPITAL LLC

By:	/s/ John Grady
Name: John Grady
Title: Chief Financial Officer and
Chief Operating Officer

APCAP STRATEGIC PARTNERSHIP I LLC

By: Apogem Capital LLC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

APOGEM CARDINAL CO-INVESTMENT FUND, LP

By: Apogem Capital LLC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

APOGEM CO-INVESTMENT VII, LP

By: Apogem Capital LLC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

APOGEM PRIVATE EQUITY FUND XI, LP

By: Apogem Capital LLC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

APOGEM SECONDARY FUND VII COINVESTMENTS, LP

By: Apogem Capital LLC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

BFO APOGEM PRIVATE MARKETS (DELAWARE) LP

By: Apogem Capital LLC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

By: Apogem Capital LC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title: Authorized Person

NEW YORK LIFE INSURANCE COMPANY

By: Apogem Capital LC, its investment manager

By:	/s/ John Grady
Name: John Grady
Title:

BOW RIVER CAPITAL EVERGREEN FUND

By:	/s/ Jeremy Held
Name: Jeremy Held
Title: President

BOW RIVER ADVISERS, LLC

By:	/s/ Jane C. Ingalls
Name: Jane C. Ingalls
Title: President

SCHEDULE A

1.	APCAP Strategic Partnership I LLC
2.	Apogem Cardinal Co-Investment Fund, LP
3.	Apogem Co-Investment VII, LP
4.	Apogem Private Equity Fund XI, LP
5.	Apogem Secondary Fund VII Coinvestments, LP
6.	BFO Apogem Private Markets (Delaware) LP

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APPENDIX A

Approval of Co-Investment Application with Bow River

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for the Order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder,

NOW, THEREFORE, BE IT RESOLVED, that the officers of Bow River Advisers, LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

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